

September 22, 2011

Via E-mail
Mark Soffa
Chief Executive Officer
Silverhill Management Services, Inc.
23961 Craftsman Road #LM
Calabasas, CA 91302

> **Re: Silverhill Management Services, Inc.**
> **Current Report on Form 8-K**
> **Filed August 26, 2011**
> **File No. 333-161052**

Dear Mr. Soffa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. Please revise to include information required by Items 404, 201, 202, 702 and 304 of Regulation S-K.

2. Please revise to eliminate marketing language throughout your prospectus, as we believe such language does not create or enhance meaningful disclosure upon which investors make an investment decision and is inappropriate in a disclosure document. This includes, but is not limited to, terms or phrases such as:
   - "cutting-edge technology" on page 3;
   - "world-class production system" on page 6;
   - "quality control systems to deliver high quality" on page 6;

- "success-on-a-dime approach" and "The Biggest Little Team in Motors Sports" on page 8; and
- Mr. Ware's "vast knowledge" on page 8.

3. Please tell us if any of the following agreements are material to you. If so, please briefly describe them in your filing and file them as exhibits to your Form 8-K or advise:
   - exclusive Agency Agreement with A to Z Innovations on page 5;
   - racing partnerships with Red Bull USA and Triad Racing Technologies on page 7;
   - agreement with Rick Ware Racing Team on page 8;
   - signed agreements with national and regional sales representative organizations on page 8;
   - management non-compete agreement on page 14;
   - amended Exclusive Agency Agreement on page F-15; and
   - NASCAR sponsorship agreement on page F-32.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Agreement and Plan of Reorganization, page 2

4. Please revise to disclose the date when the closing occurred.

5. Please revise to include the nature and amount of consideration given or received in the reorganization. Refer to Item 2.01(d) of Form 8-K.

6. Please revise to disclose what "IQB" stands for.

7. You state that FD-47 reduces negative impacts on the environment by reducing fuel consumption. If possible, please provide an estimate of these reductions.

8. We note your disclose that you believe "the FD-47 is the only fuel efficiency booster in the world." Please revise to state the basis for your belief or delete this statement.

The Business of Fuel Doctor LLC, page 2

9. Please revise to quantify your losses for the most recent audited period and cumulative losses to date. In addition, please disclose your burn rate and the amount of time that your present capital will last at your current burn rate here and in the MD&A section.

10. We note your disclosure on page F-16 that your sales to Heartland America and Best Buy exceeded ten percent of your revenue in 2010. On page F-31, you also disclose that Heartland America and Advanced Auto Parts Inc. accounted for more than ten percent of your revenues in 2011. Please name your customers who accounted for more than ten

percent of your sales in this section and briefly describe your sales to them. Refer to Item 101(c)(vii) of Regulation S-K.

History of the Development of the Company's Primary Products, page 4

11. Please revise to disclose the name of the person who approached Mr. Hershko "and work[ed] out a partnership agreement with him." If this agreement is material to you, please file it as an exhibit to this form or advise. Refer to Item 601(b)(10) of Regulation S-K.

12. We note your disclosure that FD-47 provides "anywhere from 5%-28% better fuel economy" and "resulted in 22% better fuel economy and more power." Please revise to disclose how you arrived at these numbers and the methodology you used.

Additional Products, page 4

13. Please revise to clarify who makes these additional products and what type of distribution agreement you have in place to sell these products. If there is a material agreement relating to the distribution of these additional products, please file it as an exhibit to your Form 8-K. Revise to disclose if these products have been tested and what the results of the tests are.

14. Please revise to clarify what products you intend to distribute in the car care line and when you plan to begin selling these products.

Exclusive Agency Agreement, page 5

15. Please revise the second paragraph to specify how many FD-47 units you have sold to date and in the table specify which years are referred to as "first," "second," "third," "fourth," and "fifth."

Market for the Products, page 5

16. If possible, please revise to provide recent data for the National Household Survey and Innovative Technology Administration reports.

Marketing of Products, page 6

17. Please revise to specify if you have agreements with any of the companies listed in the table on page 6 to purchase products from you. Clarify the number of products sold to or through each of the retailers listed in the table. Please also revise to clarify if these retailers are purchasing your products for resale or are selling them under consignment. If any of these agreements are material, file them as exhibits to your Form 8-K or advise.

18. Please provide a more detailed description of your marketing and expansion plans and which plans or programs you intend to focus on. Your marketing strategy description appears to include most common marketing methods. To the extent that you discuss future plans, you need to substantially revise your filing to provide disclosure of the material steps you need to take to implement future plans or launch new products, the time frames for those steps and any financing you require to implement these plans.

19. Please revise to disclose your past marketing efforts. In this regard we note your disclosure on page F-4 that you have spent almost one million dollars on advertising and promotion in 2010.

Sales Representative Organizations, page 8

20. Please revise to clarify your reference to "a long history of effecting sales" in the third paragraph on page 8 and quantify the "large number of Company's sales thus far."

Properties, page 8

21. Please update information in this section as of the most recent practicable date and clarify the size of your office. In this regard we note that you first refer to a 1,400 square feet office space and later reference a "5100 sq/ft. facility including 1500 sq/ft of warehousing and shipping space." Please revise for consistency or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

22. Please revise to include disclosure as of your most recent interim period ending on June 30, 2011 or advise.

23. We note your disclosure that you "will continue to experience net negative cash flows until we establish revenue producing operations with sufficient depth to offset our expenses." Please revise to clarify what would constitute "sufficient depth" for you to have positive cash flow.

Risks Related to Our Business, page 10

History of Losses and Going Concern Qualification, page 10

24. We note your disclosure that "[i]n large part due to our rapid growth, we continue to suffer significant losses." Please tell us why your sales growth leads to losses when increased sales usually lead to higher profits. In the alternative, please revise to delete this statement.

We Have Limited Operating History, page 10

25. We note your disclosure that you have "become the global distributor of the patent pending technology FD-product line." Please revise this disclosure with your disclosure on page 2 that you an exclusive distributor of the fuel booster in the United States and Canada. Please also revise to state here and the General section in what countries and in what amounts you have sold your products to date.

We May Need Additional Capital, page 10

26. We note your disclosure that you have raised $847,000. Please describe this transaction in more detail. In addition, please tell us if this is the same transaction as the private placement of $900,000 described in the newspaper article entitled *Silverhill Management Services Inc. – Fuel Doctor LLC Completes Merger with Silverhill Management Services, Inc. and Concurrent Closing of $900,000 Private Placement* in the Market News on August 29, 2011.

27. Please revise to disclose whether you have taken any steps to obtain additional financing and the current status of the application, if any.

We Do Not Expect to Enter Into Many Long-Term Purchase Agreements, page 11

28. We note your disclosure that the sales of your products "will be done on a 'purchase order' basis as our customers chose to purchase results and financial condition." Please revise to state how your purchasers made their purchases to date and clarify what you mean that your "customers chose to purchase results and financial condition."

Even If We Are Successful in Exploiting the Technology, page 11

29. Please refer to the first full paragraph on page 5 and clarify what are the "similar products on the market." In addition, disclose who your main competitors are and reconcile your disclosure that you have no direct competition on page 4 with your statements here about competition from companies, universities, and government research organizations.

We Will Initially Offer Only a Limited Number of Products, page 12

30. We note your disclosure that you "currently intend to manufacture initially only a limited number of products." From other sections of your filing it appears that you only distribute and do not manufacture your products. We note also that on page F-7 you disclose that the company "engages in the design, marketing and distribution of auto accessories." On page F-22 you also state that Fuel Doctor Fuel Stations, LLC "plans to operate businesses associated with the sale and distribution of gasoline, food and beverage market, and associated Fuel Doctor products. Please revise your disclosure relating to your lines of business for consistency or advise.

Our Main Product Has Received an Unfavorable Review, page 13

31. Please remove some repetitive sentences from this section. Similarly, if you do not have an agreement with NASCAR for a sanctioned track, please delete the reference to NASCAR.

32. Please clarify what four major independent automotive research organizations you reference in this risk factor and list the title of the report.

We Are Subject to a Class Action Lawsuits, page 14

33. Please revise this section to consistency refer to a "lawsuit" or "lawsuits." It appears from your disclosure that there are two pending lawsuits filed against you.

Any Market That Develops in Shares of Our Common Stock, page 15

34. We note that equity securities with a minimum price of $5.00 per share are considered "penny stock." Please revise your disclosure accordingly. Refer to Rule 3a51-1 of the Securities Exchange Act of 1934.

Management, page 17

35. For all of your officers and directors please disclose the last five years of their work experience and delete marketing language, such as "continued to climb the charts as a top 25 supplier," "extensive background," "truly worked," "some of the most prestigious firms," "genuinely passionate," and "successful 17-year career."

36. Tanya Hall, Steve Block, Larry Lebbing and Andrew Birnbaum do not appear to be your officers or directors. Please revise to delete their descriptions of their business experience or advise. It is also unclear to us why you are describing CMI and Orion Advance Marketing in your management section. Please delete these descriptions or advise.

37. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that they should serve as directors for the company. Refer to Item 401(e)(1) of Regulation S-K.

Advisory Board, page 19

38. Please revise this section to disclose the age or the date of birth of your advisory board members. Additionally, please delete marketing language, such as "broad spectrum of experience," "wisdom and an extensive hands-on capability," "extensive professional experience," and "numerous awards."

Director and Officer Compensation, page 20

39. Please revise to include a summary compensation table that includes all compensation paid to the named executive officers for each of your last two completed fiscal years. In this regard we note your disclosure on page F-4 that compensation to the managing member was $548,013 in 2010. Refer to Item 402(n) of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities, page 20

40. Please revise to disclose the sale of unregistered securities in the last three years, including the date of sale, title and amount of securities sold, and consideration received. Refer to Item 701 of Regulations S-K.

Item 9.01 Financial Statements and Exhibits, page 21

41. Please include your articles, bylaws and list of subsidiaries as exhibits to your filing. Refer to Item 601 of Regulation S-K.

Signatures, page 22

42. Please revise the language in this section to conform to the language provided in Form 10.

Exhibits 99.1 and 99.2

43. Based upon the August 24, 2011 date of the reverse merger transaction with Fuel Doctor LLC and as FDLLC constitutes the predecessor, it appears that interim financial statements of Fuel Doctor LLC must be updated to the period ended June 30, 2011. Please amend your Form 8-K filing accordingly or advise as to why no additional information is considered necessary. We may have additional comments upon review of these updated financial statements and/or your response.

Exhibit 99.1

44. Refer to your discussion of the exclusive agency agreement on page F-30. As you are now in the second year of the contract, please update your disclosures to address your purchases as of June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark Soffa
Silverhill Management Services, Inc.
September 22, 2011
Page 8

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or John Stickel at (202) 551-3324 with any other questions.

                         Sincerely,

                         /s/ Justin Dobbie

                         Justin Dobbie
                         Legal Branch Chief

cc (via e-mail): Frank Hariton, Esq.